[redacted]

BB 3/4

10028429

NITEDSTATES
)EXCHANGECOMMISSION
ngton, D.C. 20549

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AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52209

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NRP Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

677 North Main St., P.O. Box 998
(No. and Street)

Bryan (City) Ohio (State) 43506 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dan North (419) 636-4677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mira + Kolena, Ltd.
(Name – *if individual, state last, first, middle name*)

4841 Monroe St., Suite 350 (Address) Toledo (City) Ohio (State) 43623 (Zip Code)

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
107

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/10

OATH OR AFFIRMATION

I, Dan North, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NRP Financial, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Dan North
Signature

Chief Financial Inc
Title

Myrna Fellers
Notary Public

MYRNA FELLERS
Notary Public, State of Ohio
My Commission Expires 03-21-2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- X (p) Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

NRP Financial, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2009

Table of Contents

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
NRP Financial, Inc.

We have audited the accompanying statement of financial condition of NRP Financial, Inc. (a subsidiary of National Retirement Partners, Inc.) as of December 31, 2009, and the related statements of income, cash flows and changes in stockholders' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NRP Financial, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Mira & Kolena, Ltd.

Toledo, Ohio
February 19, 2010

NRP Financial, Inc.

Statement of Financial Condition

December 31, 2009

Assets	
Current assets:	
Cash	$ 2,823,055
Accounts receivable:	
Commissions	406,976
Registered representative	215,943
Affiliated parties	11,014
	633,933
Prepaid expenses	106,060
Total current assets	3,563,048
Net property and equipment	1,122,559
Other assets:	
Notes receivable - net	298,264
Deposits	169,962
Investment	34
Total other assets	468,260
Total assets	$ 5,153,867
Liabilities and Stockholders' Equity	
Current liabilities:	
Accounts payable	$ 125,608
Commissions payable	1,566,910
Accrued liabilities	324,032
Deferred revenue	1,824
Current portion of long-term debt	276,687
Total current liabilities	2,295,061
Long-term debt, net of current portion	10,253
Stockholders' equity:	
Series B preferred stock, no par value; 131 1/2 shares authorized, issued and outstanding, liquidation preference - $6,575,000	3,000,000
Common stock, no par value; 400 shares authorized, 1 share issued and outstanding	155,000
Paid-in capital	6,965,447
Retained earnings (deficit)	(7,271,894)
Total stockholders' equity	2,848,553
Total liabilities and stockholders' equity	$ 5,153,867

See accompanying notes to financial statements.

NRP Financial, Inc.

Statement of Income

Year Ended December 31, 2009

Revenues:	
Commissions	$ 28,101,567
12b-1 fees	8,590,020
Investment advisory fees	1,809,222
Revenue sharing	1,362,271
Management fees	1,060,944
Marketing and platform fees	783,372
Referral fees	375,057
Service fees	77,374
Interest and dividends	9,941
Loss on disposal of property and equipment	(16,393)
Total revenues	42,153,375
Expenses:	
Commissions	32,384,962
Payroll	4,152,684
Clearing charges	798,605
Branch management fees	513,651
Occupancy	503,521
Group insurance	384,716
Software	338,459
Payroll taxes	329,667
Depreciation	227,404
Regulatory fees	215,314
Telephone and communication	184,968
Professional fees	183,639
Miscellaneous	153,904
Amortization of notes/bad debts	147,447
Travel	125,269
State taxes	111,339
Rent - equipment	74,131
Office supplies	71,997
Postage	50,133
Interest	30,994
Employment verification	22,315
Education	21,191
Contract labor	19,937
Advertising	19,040
Meals and entertainment	14,543
Recruiting	9,700
Total expenses	41,089,530
Income before income taxes	1,063,845
Provision for income taxes:	
Federal - current	258,000
State and local	9,572
	267,572
Net income	$ 796,273

See accompanying notes to financial statements.

NRP Financial, Inc.

Statement of Cash Flows

Year Ended December 31, 2009

Cash flows from operating activities:	
Net income	$ 796,273
Adjustments to reconcile net income to net cash flows provided by operating activities:	
Depreciation	227,404
Amortization of notes receivable	84,545
Loss on disposal of property and equipment	16,393
Settlement of tax liability through contribution to capital	258,000
Changes in assets and liabilities:	
Accounts receivable	(152,184)
Prepaid expenses	(3,333)
Deposits	96,000
Accounts payable	(11,513)
Commissions payable	414,227
Deferred revenue	(254,552)
Accrued liabilities	109,646
Net cash provided by operating activities	1,580,906
Cash flows from investing activities:	
Proceeds from notes receivable	176,481
Capital expenditures	(403,711)
Net cash used in investing activities	(227,230)
Cash flows from financing activities:	
Contributions to capital	582,000
Payments on long-term debt	(44,179)
Dividends paid	(2,357,591)
Net cash used in financing activities	(1,819,770)
Decrease in cash	(466,094)
Cash at beginning of year	3,289,149
Cash at end of year	$2,823,055
Supplemental cash flow disclosures:	
Cash paid during the year for:	
Interest	$ 30,994

See accompanying notes to financial statements.

NRP Financial, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2009

	Preferred Stock					
	Series A	Series B	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2008	$ -	$ 3,000,000	$ 155,000	$ 4,460,447	$ (4,960,702)	$ 2,654,745
Prior period adjustments				1,665,000	(1,319,841)	345,159
Balance at December 31, 2008, adjusted	-	3,000,000	155,000	6,125,447	(6,280,543)	2,999,904
Contributions to capital				840,000		840,000
Dividends					(1,787,624)	(1,787,624)
Net income					796,273	796,273
Balance at December 31, 2009	$ -	$ 3,000,000	$ 155,000	$ 6,965,447	$ (7,271,894)	$ 2,848,553

See accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

Nature of Business and Ownership

NRP Financial, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a subsidiary of National Retirement Partners, Inc. ("NRP"), a nationwide retirement plan consulting company. In addition, the Company is a registered investment adviser for certain of its registered representatives. The Company clears all transactions on a fully disclosed basis with various clearing brokers. The Company's customer base is nationwide.

The Company, in conjunction with NRP, followed a strategy which NRP would acquire independent financial services firms under similar structures based on the firm's current level of annual operating cash flow. Principals of these firms would typically become registered representatives of the Company. The Company and NRP would enter into a branch management agreement with these acquired entities. Under the management agreement, these acquired entities are entitled to branch management fees of (1) all future earnings of the acquired branch in excess of a base earnings level up to a specified level and (2) a percentage of earnings in excess of the specified level. The Company retains a cumulative preferred position in the required base earnings level as any shortfall from the required level of base earnings must be recouped before the Company would be obligated to pay any branch management fees. In 2009, the Company changed its business strategy with the divestiture of several of these firms (see Note 7).

Accounting Standards Codification

In 2009, the Company adopted Financial Accounting Standards Board ("FASB") Statement No. 168, *The FASB Accounting Standards of Codification ("ASC") and The Hierarchy of Generally Accepted Accounting Principles.* The ASC became the source of authoritative generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities. The ASC supersedes all existing accounting and reporting standards. GAAP is not intended to be changed as a result of this statement, but will change the way the guidance is organized and presented. The Company has implemented the ASC in the accompanying financial statements by providing references to the ASC topics.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used as a basis for these financial statements.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment, including amortization of equipment under capital leases, is calculated using straight-line method over the estimated useful lives of the assets which range from 3 to 7 years or the length of the lease term, if shorter.

1. Summary of Significant Accounting Policies - continued

Concentration of Credit Risk

The Company maintains cash deposits in financial institutions which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation. The maximum loss that would have resulted from that risk is the excess of the deposits reported by the banks over the amounts that would have been covered by federal insurance. The Company has not experienced any losses and believes it is not exposed to any significant credit risk related to cash deposits.

Investment

The Company owns a fractional share in The Depository Trust & Clearing Corporation, a privately owned company. Gains and losses on securities are recorded on the specific identification method.

Revenue Recognition

The clearing broker records customer securities transactions and the Company records the related commission revenue and expense and related clearing charges on a settlement date basis, which is not materially different than if on a trade date basis. Deferred revenue represents commissions received for direct trades occurring prior to year end without complete documentation of the transactions and management fees received in advance of when earned. Investment advisory, referral and other fees are recognized on an accrual basis. Certain other commission revenues represent deferred sales commissions on mutual funds as permitted under Rule 12b-1 of the Investment Company Act of 1940 are recognized when received.

Accounts and Notes Receivable

Accounts receivable are primarily due from large financial services firms and registered representatives. Registered representative receivables are collected through commissions due to the representative and are evaluated on an individual basis for collectibility.

Notes receivable are due from certain acquired offices and registered representatives, some of which are forgiven over contractually defined periods of certain production goals are met. The Company considers applying an allowance to a note receivable when it is apparent that conditions exist, such as payment delinquencies and deterioration in credit status of borrower, which may lead to the Company to not realizing the balance on the note. The allowance is based on several factors including the Company's collection experience and financial status of the borrower.

Advertising Costs

The Company expenses advertising costs as they are incurred. These costs amounted to $19,040 and $49,042 in 2009 and 2008, respectively.

1. Summary of Significant Accounting Policies - continued

Income Taxes

In 2009, the Company adopted the provisions of ASC 740, *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109, Accounting for Income Taxes*. ASC 740 clarifies how tax benefits for uncertain tax positions are to be recognized, measured, and reported in financial statements and requires certain disclosures of uncertain tax matters. The impact of adoption of ASC 740 was not significant to the financial statements.

The Company is a member of a consolidated group with NRP and included in the NRP's consolidated federal income tax return. The Company determines a current income tax charge or benefit for federal income taxes under a "benefits-for-loss" tax allocation method which complies with ASC 740-10. Tax attributes are realized or incurred by the Company as these tax attributes are utilized in the consolidated tax return. To the extent NRP settles cash differently than the amount reported as incurred or realized under the benefits-for-loss tax policy, the difference is accounted for as a contribution to capital from NRP or a dividend to NRP (see Note 10). Any tax benefits associated with the Merger (see Note 8) were allocated to NRP.

Fair Value Information

Effective January 1, 2009, the Company adopted the required portion of ASC 820. ASC 820 establishes a framework for measuring fair value and requires expanded disclosure about the information used to measure fair value. ASC 820 establishes a three-tier value hierarchy which prioritizes the inputs used in measuring fair value. The following is a list of the different levels in the fair value hierarchy based on the data and/or methods used to determine fair value:

- Level 1: Quoted market prices in active markets for identical assets or liabilities
- Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data for substantially the full terms of the asset or liability
- Level 3: Unobservable inputs reflecting management's assumptions and are significant to the measure of fair value

At December 31, 2009, all of the Company's financial assets and liabilities were carried at fair value, or at amounts that approximate fair value. Assets and liabilities carried at contractual amounts that approximate fair value include accounts and notes receivable, accounts payable, commission payable and accrued liabilities. The fair values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of these instruments and/or their variable interest rates.

Subsequent Events

In May 2009, the FASB issued ASC 855 which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 requires the disclosure of the date through which an entity has evaluated subsequent events. In accordance with ASC 855, the Company has evaluated subsequent events through February 19, 2010, the date the financial statements are available to be issued.

1. Summary of Significant Accounting Policies - continued

Reclassifications

Certain amounts in the 2008 financial statements have been reclassified to conform to the financial statement presentation in 2009.

2. Deposits and Clearing Arrangements

The Company has entered into fully-disclosed clearing arrangements with J.P. Morgan Clearing Corp., a subsidiary of JPMorgan Chase & Co. ("J.P. Morgan"), Pershing LLC, a subsidiary of The Bank of New York Mellon Corporation ("Pershing"), and National Securities Clearing Corporation whereby customer accounts are cleared and carried by these clearing organizations. During 2009, the agreement with J.P. Morgan was terminated. The agreements, which remain in effect unless written notice of termination in provided by either party, call for the Company to maintain deposit balances in accounts maintained by each party. At December 31, 2009, the Company had deposits with clearing and other organizations included in deposits as follows:

Pershing	$ 100,000
National Securities Clearing Corporation	10,034
Other deposits	59,928
	$ 169,962

The clearing arrangement with Pershing contains a termination clause under which the Company would be liable for expenses of termination.

The Company has agreed to indemnify these clearing organizations from damages or losses resulting from customer transactions. The Company is exposed to off balance sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company seeks to control the nonperformance by its customers by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis and by requiring customers to deposit additional collateral, or reduce positions, when necessary.

3. Property and Equipment

Property and equipment at December 31, 2009 are as follows:

Leasehold improvements	$ 148,946
Furniture and fixtures	159,728
Computer equipment	452,086
Software	893,640
	1,654,400
Accumulated depreciation	(531,841)
Net property and equipment	$ 1,122,559

4. Notes Receivable

In December 2007, the Company advanced $50,000 under a note related to an agreement with a group of registered representatives. Interest accrues at the prime rate plus 2% (5.25% at December 31, 2009). The note receivable and related accrued interest will be forgiven over a three year period beginning April 2009 if certain production requirements are met. In 2008, the Company advanced an additional $947,000 under notes related to agreements with registered representatives. Interest accrues at rates equal to prime rate plus 2% to 7%. All notes will be forgiven over a three year period, if certain production requirements for the registered representatives are met. As of December 31, 2009, the notes receivable balance is $298,264 as a result of forgiveness of balances of $84,545 and cash collections. The total debt forgiveness and write-offs for 2009 of $147,447 is reflected as amortization of notes/bad debts in the accompanying financial statements.

5. Long-Term Debt

Long-term debt at December 31, 2009 is as follows:

Subordinated notes payable to NRP, due November 2010, including interest at 8%	$ 250,000
Obligations under capital leases, due in monthly installments varying from $44 to $897 through August 2012, including interest ranging from 6.5% to 12.7%, secured by equipment	36,940
	286,940
Less current portion	276,687
Long-term debt	$ 10,253

The two subordinated notes payable to NRP, which are due in 2010, qualify as regulatory net capital in accordance with SEC Rule 15c3-1. In accordance with SEC regulations, the subordinated notes payable are subordinate to all other payments or provisions for payment to other creditors of the Company arising before the scheduled maturity date of the note. The loan agreements have been approved by FINRA and include covenants which restrict the withdrawal of equity capital. The Company provided proper notifications to FINRA and to the SEC on the payment of dividends. Future maturities of long-term debt at December 31, 2009 are as follows: 2010 - $276,687; 2011 - $6,315 and 2012 - $3,938.

In January 2010, the Company entered into a premium finance agreement totaling to $528,992 to finance insurance premiums which requires monthly payments of $59,573 including interest at 3.24% through September 2010.

6. Capital Leases

The Company leases certain equipment under capital leases. Property and equipment includes the following amount for capitalized leases at December 31, 2009:

Equipment	$ 223,325
Less accumulated depreciation	149,261
	$ 74,064

6. Capital Leases – continued

Future annual minimum lease payments under the capital lease obligations at December 31, 2009 are as follows:

2010	$ 28,962
2011	6,360
2012	4,475
Total minimum lease payments	39,797
Amount representing interest	(2,857)
Present value of net minimum lease payments, included in long-term debt (see Note 5)	$ 36,940

7. Commitments

In 2008, the Company entered into operating leases for real estate located in Bryan, Ohio and Fort Wayne, Indiana. The Company also entered into two operating lease agreements with a finance company to lease certain office equipment and furniture. The terms of the lease agreements require annual future rental payments which total $2,486,060 and are as follows: 2010 - $523,380; 2011 - $523,380; 2012 - $523,380; 2013 - $432,920; thereafter - $483,000. Total rent expense in 2009 was $527,011.

In 2007 and 2008, NRP acquired seventeen financial services practices which are each operated as individual business units of NRP. In conjunction with these acquisitions, the Company, along with NRP and Advisors (see Notes 1 and 11), were parties to various management agreements with the acquired business units whereby NRP or a designated subsidiary, received commission and fee revenue generated from these business units and was obligated to advance funds monthly for business unit operating expenses which were reflected as branch management fees in the accompanying financial statements. These agreements had a six year term and could be adjusted if certain production goals were not met. During 2009, NRP divested fifteen of these acquired offices through the termination and settlement of these agreements and the groups became independent registered representatives of the Company. During 2009, the total management fees paid under these agreements was $513,651.

In October 2007, the Company agreed to sell certain contract rights and assets in exchange for $113,000 plus additional variable consideration for a specified period of time following closing. This transaction closed in March 2008 and the Company began receiving additional quarterly payments in September 2008 which are expected to be received through March 2010 and are recognized as revenues when received. Total revenues received for 2009 were $131,693 and have been reflected as referral fees in the accompanying financial statements.

8. Stockholders' Equity

In March 2007, NRP entered into an Agreement and Plan of Merger ("Merger") with the Company and other entities whereby all of the Company's common stock was exchanged for NRP common stock and a warrant to purchase 500,000 shares of NRP common stock ("Series A Warrant"). In conjunction with the Merger, the Company issued 100 shares of Series A Preferred Stock valued at $3,000,000 as a stock dividend to the shareholder immediately prior to the Merger. Holders of Series A Preferred Stock have voting rights, certain protective rights regarding business decisions of the Company and are entitled to receive cumulative preferred dividends upon the occurrence of certain events based on the stated

8. Stockholders' Equity - continued

redemption value of $30,000 per share at a calculated rate. The Series A Preferred Stock carries a liquidation preference equal to $30,000 per share. The stockholders have entered into a Stockholders Agreement which restricts the transfer of common and preferred stock provides for the first right of refusal to NRP on any potential sale of stock.

In January 2008, the shareholders of the Company authorized the issuance of 132 shares of Series B Preferred Stock. In conjunction with this action, 131 1/2 shares of Series B Preferred Stock along with a warrant to purchase 500,000 shares of common stock of NRP at $3.15 per share ("Series B Warrant") were exchanged for 100 shares of Series A Preferred Stock and the Series A Warrant (collectively, referred to as the "Exchange"). The Series B Preferred Stock has a liquidation preference over any other stock issued by the Company of $50,000 per share (total value of $6,575,000).

Upon completion of the Exchange, the Series A Preferred Stock was retired. The Series B Warrant may be exercised in whole or in part by the surrender of an equivalent number of shares of Series B Preferred Stock (valued at $50,000 per share) equal to the number of shares of the Series B Warrant exercised at $3.15 per share. Holders of Series B Preferred Stock have certain protective rights, are entitled to elect one member to the Company's Board of Directors, and are not entitled to receive dividends. Certain shares of the Series B Preferred Stock are held in escrow

During 2009, NRP contributed additional capital of $840,000 to the Company which includes $258,000 related to the settlement of the 2009 tax obligation at less than the recorded amount (see Note 10). Through March 2009, the Board of Directors declared dividends on all common shares held equal to the amount of net capital in excess of $1,100,000. In 2009, the Board of Directors effectively suspended this policy. Dividends of $1,787,624 were declared and paid to the common shareholder during 2009 and additional dividends of $569,967 which had been declared in 2008 were also paid to the common shareholder during 2009.

The Company is subject to the Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under an arrangement with a clearing organization, the Company is required to maintain $1,000,000 of net capital. At December 31, 2009, the Company had net capital of $1,284,749 and an aggregated indebtedness ratio of 1.60 to 1.

9. Retirement Plan

The Company had participated in a 401(k) plan sponsored by the NRP. The Company's contributions were based on a percentage of the employee's total compensation. Effective January 1, 2009, the Company suspended future employer contributions to the 401(k) Plan.

10. Income Taxes

The Company records current income tax expense under a "benefits-for-tax" loss tax allocation policy with NRP. In 2009, the Company reflected a current tax expense of $258,000. Due to consolidated net operating carryforwards at NRP, no current income taxes will be paid on a consolidated basis. As NRP and the Company have settled the income tax obligation at less than the recorded amount in 2009, the $258,000 payable to NRP was eliminated and was treated as contribution to capital to the Company. The Company does not reflect any deferred income taxes and any related charge or benefit in the accompanying financial statements.

11. Contingencies

In 2009, the Company was named as a defendant, along with other parties, in a lawsuit and an arbitration claim whereby the plaintiffs sustained monetary losses and have asserted that they received unsuitable investment advice and fraudulent misrepresentations were made on the sale of securities by a former registered representative of the Company. The plaintiffs have also asserted the Company was responsible for a breach of fiduciary duty and failed to supervise the registered representative. Management believes that the Company is not responsible for any losses incurred by the plaintiff related to this matter and plans to vigorously defend its actions and notes that any ultimate liability, if any, with respect to this action will not have a material adverse effect on the financial statements. Also, in 2009, the Company resolved a prior lawsuit without a significant effect on the 2009 financial statements.

12. Related Party Transactions

The Company and NRP Advisors, Inc. ("Advisors"), another subsidiary of NRP, entered into a Servicing Agreement whereby certain administrative, supervisory and regulatory expenses are allocated to Advisors. These costs would include payroll, rent, utilities, computers, maintenance and insurance, among other expenses. Under the current Servicing Agreement, Advisors is required to pay $93,534 monthly. At December 31, 2009, the Company had accounts receivable of $10,821 from Advisors. The total fees paid to the Company in 2009 by Advisors to the Company under this arrangement were $1,060,944.

In 2009, the Company entered into an arrangement with NRP to remit certain registered representative commissions earned as payment on certain registered representative notes payable outstanding with NRP. The Company is acting as an agent for NRP in the collection of these amounts. As of December 31, 2009, the Company has recorded a payable of $30,647 for payments collected under this arrangement which have not yet been remitted to NRP. In 2009, approximately $1,500,000 was collected and remitted to NRP.

13. Prior Period Adjustments

In 2009, the Company recorded certain adjustments related to income taxes and revenue sharing revenue that are more appropriately reflected in a previous year, and accordingly, the 2008 financial statements have been restated to reflect these adjustments.

13. Prior Period Adjustments - continued

The Company changed its tax allocation policy with NRP whereby income taxes are computed and allocated under a "benefit-for-loss" tax allocation policy instead of an allocation of income taxes from NRP (see Notes 1 and 10). As NRP has settled its tax obligation at less than the recorded amount, a reclassification totaling $1,665,000 was made to increase paid-in capital and decrease retained earnings as of December 31, 2008. In addition, the Company previously reflected certain revenue sharing payments on a cash basis where they are more appropriately reflected on an accrual basis.

As a result, stockholders' equity at December 31, 2008 and 2008 net income was increased by $345,159 and the accompanying 2008 financial statements have been restated to reflect these adjustments.

SUPPLEMENTAL INFORMATION

NRP Financial, Inc.

Computation of Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31, 2009

(See Independent Auditors' Report)

Net capital:	
Total stockholders' equity	$ 2,848,553
Additions - subordinated note payable	250,000
	3,098,553
Deductions of nonallowable assets:	
Registered representative receivables	215,943
Notes and accounts receivable	309,278
Prepaid expenses and other assets	166,024
Equipment	1,122,559
Total deductions	1,813,804
Net capital	$ 1,284,749
Aggregate indebtedness	$ 2,055,314
Computation of basic net capital - minimum net capital required	$ 100,000
Excess net capital	$ 1,184,749
Ratio - aggregate indebtedness to net capital	1.60 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009):	
Net capital as reported in Company's Part II (unaudited) Form X-17A-5	$ 1,073,657
Adjustments:	
Increase in revenue sharing receivable	377,935
Increase in accrued liabilities	(166,843)
Net capital as reported above	$ 1,284,749

NRP Financial, Inc.

Computation for Determination of
Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

(See Independent Auditors' Report)

NRP Financial, Inc. (the "Company") claims exemption from rule 15c3-3 pursuant to subparagraph (k)(2)(ii) because the Company does not carry customer accounts as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker.

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute
of Certified Public
Accountants

Ohio Society of
Certified Public
Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
NRP Financial, Inc.

In planning and performing our audit of the financial statements of NRP Financial, Inc. (the "Company") for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, FINRA, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties for any other purpose.

Mira + Kolena, Ltd.

Toledo, Ohio
February 19, 2010

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute
of Certified Public
Accountants

Ohio Society of
Certified Public
Accountants

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
NRP Financial, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by NRP Financial, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating NRP Financial, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). NRP Financial, Inc.'s management is responsible for the NRP Financial, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries. We examined copies of endorsed disbursement checks and traced these checks to the detailed general ledger and noted no differences.

2. We compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS report for the period from January 01, 2009 to March 31, 2009. We obtained a copy of the FOCUS report filed for the quarter ended March 31, 2009 and the audited 2009 trial balance and reconciled this information, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 and noted no differences.

3. We compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers. We scanned the details of the trial balance account in which the SIPC payments were recorded and noted no differences.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers. We reviewed the general ledger accounts supporting the adjustments and noted no differences.

5. We compared the amount of any overpayment applied (if any) to the current assessment with the Form SIPC-7T on which it was originally computed and noted no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mira Kolena Ltd.

Toledo, Ohio
February 19, 2010